Exhibit 21.1

Subsidiaries of Registrant

As of December 31, 2020

Name	Jurisdiction of Incorporation
Benefit Plans Administrative Services, Inc.	New York
Benefit Plans Administrative Services, LLC	New York
BPAS Actuarial and Pension Services, LLC	New York
BPAS Trust Company of Puerto Rico	Puerto Rico
CBNA Preferred Funding Corp.	Delaware
CBNA Treasury Management Corporation	New York
Community Bank, N.A.	Federally Chartered
Community Capital Trust IV	Delaware
Community Investment Services, Inc.	New York
Global Trust Company, Inc.	Maine
Gordon B. Roberts Agency, LLC	New York
Hand Benefits & Trust Company	Texas
Hand Securities, Inc.	Texas
Kinderhook Holdings, Inc.	New York
Northeast Retirement Services, LLC	Delaware
Nottingham Advisors, Inc.	Delaware
OneGroup NY, Inc.	New York
OneGroup Wealth Partners, Inc.	New York
Oneida Preferred Funding II, LLC	New York
Steuben Financial Services, Inc.	New York
Steuben Statutory Trust II	Connecticut
The Carta Group, Inc.	New York